

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Geoff Green
Chief Executive Officer
LONGEVERON LLC
1951 NW 7th Avenue
Suite 520
Miami, FL 33136

   Re: LONGEVERON LLC
    Amendment No. 2 to Form S-1
    Filed February 8, 2021
    File No. 333-252234

Dear Mr. Green:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 3, 2021

About Our Indications, page 3

1. Please revise your disclosure on pages 3, 4 and 88 to clarify that you have not yet submitted an orphan drug designation request and that determinations as to whether ARDS and HLHS qualify as a "rare disease or condition" will be made on the basis of the facts and circumstances as of the date the request for orphan drug designation is made.

Summary Financial Data
Statement of Operations Data, page 9

2. Please revise your disclosures to present your per share amounts rounded to

the nearest two decimal places so as to not imply greater precision than exists.

Balance Sheet Data, page 10

3. Please revise to present the pro forma balance sheet data based on the latest balance sheet. Refer to Rule 11-02(c) of Regulation S-X.

Exhibits

4. We note that the legal opinion filed as Exhibit 5.1 opines on the validity of the Shares "when" they are issued "in total numbers that do not exceed the total number of shares available under the Company's certificate of incorporation." It is not appropriate for counsel to make an assumption that assumes a material fact underlying the opinion. Please have your counsel provide an amended opinion, or advise. See Section II.B.3 of Staff Legal Bulletin No. 19.

You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at _202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Minter